UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Full Circle Capital Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

359671104

 (CUSIP Number)

December 31, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

CUSIP No. 359671104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Absolute Return Partners LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 387,160
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 387,160
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,160
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 359671104	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Full Circle Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Westchester Avenue, Suite S-620
Rye Brook, NY 10573

Item 2(b).	Name of Person Filing:

Absolute Return Partners LLP

Item 2(b).	Address of Principal Business Office:

16 Water Lane, Richmond, Surrey, TW9 1TJ, United Kingdom

Item 2(c).	Citizenship:

United Kingdom

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

359671104

CUSIP No. 359671104	13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Absolute Return Partners LLP (the “Reporting Person”) holds the sole voting and dispositive power of 387,160 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Full Circle Capital Corporation (“Full Circle”), which constitutes approximately 6.23% of Full Circle Capital Corporation’s outstanding shares of Common Stock, based upon 6,219,382 shares of Common Stock outstanding as of February 9, 2011, as reported in Full Circle’s quarterly report on Form 10-Q for the period ended December 31, 2010.  The Reporting Person has sole power to vote and dispose of approximately 387,160 shares of Common Stock, and shared power to vote and dispose of approximately 0 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

CUSIP No. 359671104	13G	Page 5 of 5 Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

The Reporting Person serves as an investment manager to The ARP Absolute Return Funds (SICAV) p.l.c. (“ARPARF”). ARPARF is a Malta domiciled open-ended collective investment scheme with several sub-funds, two of which are invested in Full Circle. The investments have been made through ABN AMRO Fund Services (Isle of Man) Nominees Limited Re A/C 80 000 323 and ABN AMRO Fund Services (Isle of Man) Nominees Limited Re A/C 80 000 357, each of which holds less than 5% of Full Circle’s outstanding common stock as of February 9, 2011.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

Absolute Return Partners LLP		Absolute Return Partners LLP

By:	/s/ Niels Jensen	By:	/s/ Tricia Ward
Name:	Niels Jensen	Name:	Tricia Ward
Title:	Managing Partner	Title:	Partner